SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November, 2002	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ______	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes _______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Velma J. Jones Name: Velma J. Jones Title: Vice President and Secretary

By: /s/ Sharon Sandall Name: Sharon Sandall Title: Senior Assistant Secretary

Date: November 26, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release — BMO FINANCIAL GROUP FINISHES 2002 WITH A STRONG FOURTH QUARTER